

January 13, 2015

Via E-mail
Robb Voyles
Executive Vice President and General Counsel
Halliburton Company
3000 North Sam Houston Parkway East
Houston, Texas 77032

      Re: Halliburton Company
              Registration Statement on Form S-4
              Filed December 22, 2014
              File No. 333-201181

Dear Mr. Voyles:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page 149

Note 1. Basis of Pro Forma Presentation, page 153

1.   You state that you have "not completed the valuation analysis and calculations in sufficient detail necessary to arrive at the required estimates of the fair market value of the Baker Hughes assets to be acquired or liabilities, other than long-term debt, to be assumed and the related allocations to such items, including goodwill, of the merger consideration." In light of this incomplete analysis, the pro forma adjustments necessary to give effect to the merger, except for long-term debt, have not been presented. Given that the objective of pro forma financial information as stated in Rule 11-02(a) of Regulation S-X is to "provide investors with information about the continuing impact of a particular transaction by showing how it might have affected historical financial statements if the transaction had been consummated at an earlier time," we do not believe your unaudited pro forma condensed combined financial statements are in compliance

with Article 11 of Regulation S-X. Unless you have additional information to consider that you believe would support an alternate view, please revise your presentation to comply with Article 11 of Regulation S-X.

2.   Due to the preliminary nature of the allocations you are required to make in accordance with Article 11 of Regulation S-X as noted in our comment above, your note disclosure should identify any significant liabilities and tangible and intangible assets that are likely to be recognized upon final allocation of the merger consideration and any uncertainties regarding the effects of amortization periods assigned to the assets acquired.

3.   You state that the unaudited pro forma condensed combined financial statements do not reflect any potential divestitures that may be transacted prior to, or subsequent to, the consummation of the merger. Pro forma recognition should be given to either (1) the planned disposal or termination of revenue producing activities or (2) the impact of expected disposals in order for a merger to gain the approval of one or more U.S. regulatory agencies to the extent they are identifiable at the time the pro formas are prepared. Please revise your pro forma financial statements to include the effects of any planned or expected disposals. If operations to be disposed of are not identifiable with any reasonable certainty at this time, the notes to the pro forma financial information should disclose any contingencies and the reasonably possible impact on the financial statements.

Note 2. Estimated Merger Consideration and Allocation, page 153

4.   We note from the table summarizing the components of the estimated merger consideration that you used your share price as of December 1, 2014. In your next filing, please ensure use of the most recent stock price at the time of filing for determining the value of stock to be issued in the transaction.

5.   We note you estimate a fair value per share of $9.23 for the Baker Hughes stock options outstanding that you will assume. Please expand your disclosure to describe how you estimated the per share value.

Note 3. Pro Forma Adjustments, page 155

6.   We note pro forma adjustment (e) includes an adjustment to reflect "retention bonuses that will become payable at the time the merger is consummated." Please tell us what factors make this adjustment factually supportable and directly attributable to the merger transaction.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have questions regarding comments on the financial statements and related matters, you may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721 or Shannon Buskirk, Staff Accountant, at (202) 551-3717. Please contact Parhaum J. Hamidi, Staff Attorney, at (202) 551-3421 or, in his absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Kelly B. Rose
    Baker Botts L.L.P.